UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2020

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Results of the Annual and Special General Meeting of Shareholders

At the annual and special general meeting of shareholders (the “Meeting”) held on January 15, 2020, the shareholders of Therapix Biosciences Ltd. (the “Company”) approved all agenda items as originally proposed, except as detailed below.

Due to a technical error, the resolution to grant options to purchase 1,300,000 Ordinary Shares (equivalent to 32,500 American Depositary Shares) to director Eric So pursuant to Proposal No. 6 (the “Mr. So Grant”) was accidently left out of the proxy voting card that was sent to shareholders. Accordingly, the Company plans to reconvene a special general meetings of shareholders to vote on the Mr. So Grant in the near future.

Also, due to the resignation of Dr. Yafit Stark and Mr. Zohar Heiblum (the “Former Directors”) from the Company’s Board of Directors on December 31, 2019, all resolutions relating to the Former Directors were not raised at the Meeting and such resolutions are considered null and void.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.
Date: January 22, 2020
	By:	/s/ Ascher Shmulewitz
Name: Ascher Shmulewitz Title: Chairman of the Board of Directors and Interim Chief Executive Officer

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